Exhibit 99.1

MANITOBA

2016/17

Second Quarter Report

Honourable Cameron Friesen

Minister of Finance

SECOND QUARTER REPORT	APRIL TO SEPTEMBER 2016

SUMMARY

Budget 2016 provided the financial overview of the Government Reporting Entity (GRE), which includes core government and government business enterprises (such as Manitoba Hydro and Manitoba Public Insurance), health authorities, social service authorities, school divisions, etc.

Manitoba’s summary budget aligns with the accounting standards set by the Public Sector Accounting Board (PSAB) and fully reflects Generally Accepted Accounting Principles (GAAP).

The financial information in this report is presented in the same format as the budget.

The summary forecast for fiscal year 2016/17 is a net loss $(1,004) million, a variance of $(93) million from the net loss of $(911) million included in Budget 2016, primarily related to lower net income of government business enterprises and expenditure pressures in Education, Health and Families. These pressures are partially offset by under-expenditures in other sectors.

GOVERNMENT REPORTING ENTITY

Millions of Dollars

	2016/17 Summary
UNAUDITED	Forecast	Budget	Variance
Revenue
Income Taxes	3,868	3,868	–
Other Taxes	4,384	4,136	248 *
Fees and Other Revenue	2,239	2,199	40
Federal Transfers	4,110	4,108	2
Net Income of Government Business Enterprises	578	674	(96)
Sinking Funds and Other Earnings	253	245	8
Total Revenue	15,432	15,230	202
Expenditure
Health	6,501	6,497	4
Education	4,338	4,065	273 *
Families	2,041	2,039	2
Community, Economic and Resource Development	1,494	1,512	(18)
Justice and Other Expenditures	1,264	1,305	(41)
Debt Servicing Costs	873	873	–
Total Expenditure	16,511	16,291	220
In-Year Adjustment/Lapse	(75)	(150)	75
NET INCOME (LOSS)	(1,004)	(911)	(93)

*	Other Taxes and Education expenditures reflect offsetting increases of $260 million in revenue and expenditures due to restatement of the Education Property Tax Credit to correct an accounting error in deriving the budgeted amounts, resulting in no effect on the net loss.

SECOND QUARTER REPORT	APRIL TO SEPTEMBER 2016

CORE GOVERNMENT OUTLOOK

The core government outlook provides information on the core government activities – the revenue and expenditure of government departments that are under the direct control of the Legislative Assembly. These are where the day-to-day decisions are made that ultimately determine the success of the government strategies, plans and programs.

The core government forecast for fiscal year 2016/17 is a net loss $(930) million, a variance of $(40) million from the net loss of $(890) million included in Budget 2016, primarily as a result of lower Retail Sales Tax, Tobacco Tax, and Levy for Health and Education, reflecting projections lower than budget.

Federal revenues associated with cost shared infrastructure projects are also anticipated to be lower than budget as a result of timing.

Expenditure increases in Families, primarily due to pressures in Employment, Income and Rental Assistance programs, are offset by reductions in Health largely related to the ongoing review and prioritization of capital projects.

As part of the fiscal performance and health sustainability reviews currently underway, program expenditures throughout government continue to be assessed for opportunities to reduce the growth of core government spending and improve the effectiveness with which government delivers results for Manitobans.

CORE GOVERNMENT

Millions of Dollars

	2016/17 Core Government
UNAUDITED	Forecast	Budget	Variance
Revenue
Income Taxes	3,868	3,868	–
Other Taxes	3,698	3,717	(19)
Fees and Other Revenue	573	562	11
Federal Transfers	3,825	3,845	(20)
Net Income of Government Business Enterprises	586	586	–
Sinking Funds and Other Earnings	–	–	–
Total Revenue	12,550	12,578	(28)
Expenditure
Health	5,941	5,990	(49)
Education	2,743	2,738	5
Families	1,951	1,930	21
Community, Economic and Resource Development	1,543	1,536	7
Justice and Other Expenditures	1,107	1,114	(7)
Debt Servicing Costs	230	230	–
Total Expenditure	13,515	13,538	(23)
In-Year Adjustment/Lapse	(35)	(70)	35
NET INCOME (LOSS)	(930)	(890)	(40)

SECOND QUARTER REPORT	APRIL TO SEPTEMBER 2016

QUARTERLY FINANCIAL RESULTS

The unaudited net result of the core government for the first six months of the fiscal year is a loss of $(190) million.

The six-month revenue variance of $(22) million reflects lower than anticipated Retail Sales Tax, Levy for Health and Education, and Tobacco Tax.

The six-month expenditure variance of $(73) million is the result of timing of expenditures in various departments.

The six-month net result of $(190) million represents a variance of $(177) million from the prior year. Revenue is up $163 million year-over-year, offset by an increase in expenditures of $340 million.

The year-over-year increase in revenue is primarily due to increases in Individual Income Tax and Federal Transfers, as well as higher Corporations Taxes as a result of timing of remittances.

The year-over-year increase in expenditures reflects increased spending in 2016/17 related to Health, Families and Education.

CORE GOVERNMENT OPERATING STATEMENT

Millions of Dollars

	Year-to-Date to September 30
UNAUDITED	Actual	Estimated	Variance
Revenue
Income Taxes	2,015	2,014	1
Other Taxes	1,870	1,895	(25)
Fees and Other Revenue	263	259	4
Federal Transfers	1,829	1,825	4
Net Income of Government Business Enterprises	297	303	(6)
Sinking Funds and Other Earnings	–	–	–
Total Revenue	6,274	6,296	(22)
Expenditure
Health	2,992	3,028	(36)
Education	1,370	1,383	(13)
Families	953	960	(7)
Community, Economic and Resource Development	635	640	(5)
Justice and Other Expenditures	482	495	(13)
Debt Servicing Costs	32	31	1
Total Expenditure	6,464	6,537	(73)
Net Result	(190)	(241)	51

SECOND QUARTER REPORT	APRIL TO SEPTEMBER 2016

STRATEGIC INFRASTRUCTURE INVESTMENT

The Manitoba government is committed to spending at least $1 billion on strategic infrastructure in 2016/17 – roads and bridges, flood protection, hospitals, schools, universities and colleges, as well as municipal projects and other infrastructure.

As of the second quarter, strategic infrastructure investment is forecast to exceed $1.7 billion in 2016/17.

It is important to ensure that investment decisions are financially sustainable over the long term and are assessed to provide the best value for money.

In order to ensure value for money while meeting government’s commitments, all infrastructure investments continue to be scrutinized.

STRATEGIC INFRASTRUCTURE

Millions of Dollars

			2016/17
Core Government Infrastructure		Forecast	Budget	Variance
Roads, Highways, Bridges, Flood Protection and Parks
Highways and Bridges		542	542	–
Water-Related Capital		42	45	(3)
Parks, Cottages and Camping		9	12	(3)

	Subtotal	593	599	(6)

Capital Grants, Maintenance and Preservation
Building Manitoba Fund* – Capital Grants		284	284	–
Maintenance and Preservation – Highways		143	144	(1)
Maintenance and Preservation – Water		12	10	2

	Subtotal	439	438	1

Core Government Infrastructure Total		1,032	1,037	(5)

Other Provincial Infrastructure
Health		369	442	(73)
Education		161	241	(80)
Housing		137	120	17
Northern Affairs Communities		8	15	(7)

Other Provincial Infrastructure Total		675	818	(143)

Total Strategic Infrastructure		1,707	1,855	(148)

*	Net of Transit Operating

SECOND QUARTER REPORT	APRIL TO SEPTEMBER 2016

BORROWINGS AND SUMMARY NET DEBT

At the end of the second quarter, Manitoba’s borrowing requirement has been revised to $6.3 billion, a reduction of $0.2 billion from Budget 2016, primarily due to reduced requirements for Manitoba Hydro, health facilities, capital and general purpose borrowings.

Borrowings are used to finance capital related projects, and to finance the expenditures of priority government services in excess of generated income.

While these investments underpin and support Manitoba’s economic performance, Manitoba’s Government has committed to reduce the reliance on borrowings to ensure that the use of the debt is within reasonable and predictable limits.

Net debt to GDP is currently forecast at 34.2% compared to 33.8% included in Budget 2016.

CHANGE IN SUMMARY NET DEBT

Millions of Dollars

	2016/17
	Forecast	Budget
2015/16 Summary Net Debt	21,433	21,395
Net Investment in Tangible Capital Assets
Core Government	421	445
Other Reporting Entities	384	398

	805	843
Plus: Projected (Income) Loss for the Year
Core Government	930	890
Other Reporting Entities	74	21

	1,004	911

Change in Net Debt	1,809	1,754

Summary Net Debt	23,242	23,149

SECOND QUARTER REPORT	APRIL TO SEPTEMBER 2016

ECONOMIC REVIEW AND OUTLOOK

Overview

Slower than expected economic growth in the U.S., Canada, Japan and many European countries combined with the U.K.’s vote to exit the European Union have all contributed to a weaker economic outlook for advanced economies overall. These developments, particularly in the U.S. and Canada, are reflected in a downward adjustment to the Budget 2016 economic growth projections for Manitoba. However, Manitoba’s stable and diverse economy continues to outperform Canada and most other provinces.

According to the Manitoba Finance Survey of Economic Forecasts, Manitoba’s real GDP is expected to grow by 2.0% in 2016 and 2017.

The outlook for Manitoba’s real GDP growth in 2016 is 0.2% lower than what was estimated in the May 31, 2016 Budget. For 2017, the forecast is 0.4% below the Budget estimate.

Manitoba’s projected growth in 2016 and 2017 is third best among provinces and above the national average. Since Budget 2016, the Canadian real

GDP outlook is reduced by 0.4% to 1.3% in 2016 and reduced by 0.3% to 1.9% in 2017.

According to the International Monetary Fund (IMF), subdued prospects for advanced economies can be attributed to many factors including, high debt, financial sector vulnerabilities, low investment, an aging population, low productivity, and political uncertainty following the U.K’s vote to exit the European Union.

More recently, the election of a new administration in the U.S. has generated considerable uncertainty over major economic policies such as domestic infrastructure investments, immigration and international trade.

Supporting global growth will depend on improving economic conditions in emerging markets and developing economies. China and India are expected to benefit from simulative policy measures as well as low commodity prices for their imports.

The IMF lowered the U.S. real GDP outlook by 0.6% to 1.6% in 2016. Still expected to lead the G7 nations in growth, U.S. growth forecast for 2017 was lowered by 0.3% to 2.2%.

Growth in emerging markets and developing economies is expected to improve to 4.2% in 2016 and to 4.6% in 2017, up from 4.0% in 2015.

Manitoba Economy

Manitoba’s economy is resilient and diversified with a broad mix of medium, yet similar, sized industries. Provincial exports are diversified in both composition and destination. The province has a consistent long-term profile of private sector capital investment and strong population growth.

These characteristics provide stable economic growth, lower volatility than most other provinces, and a labour market that is

SECOND QUARTER REPORT	APRIL TO SEPTEMBER 2016

characterized by a high participation rate and a low unemployment rate.

Following the oil price collapse in 2014, economic momentum slowed in Manitoba, but is expected to improve this year to a moderate 2.0%, which is down from earlier forecasts.

A depreciated Canadian dollar relative to the U.S. currency has failed to provide the expected boost for manufacturing sales and corresponding exports in Canada and in Manitoba.

Employment level in Manitoba is down slightly from the record set in 2015, while employment incomes are growing at a slower pace compared to last year.

At 22,000 persons, Manitoba recorded the largest gain in population over a 12 month period ending in July 2016. Retail sales have significantly strengthened this year.

Manitoba’s Key Economic Indicators

The annual and quarterly economic statistics in the following section are on a calendar year basis.

Inflation Rate

Manitoba’s inflation rate is averaging 1.4% in 2016, up marginally from 1.2% in 2015.

In 2016, clothing and footwear, food and health and personal care prices are increasing below the average rate, while alcohol and tobacco, transportation, shelter, and household operations prices are increasing above the average rate.

Labour Market

Manitoba’s employment level is moderating near a record level in 2016, but is lower compared to the record set in 2015.

On a year-to-date basis, employment level has averaged 633,400, down by 3,100 jobs from the same period last year. The province is currently averaging 511,100 full-time and 122,300 part-time workers.

Manitoba’s unemployment rate is averaging 6.1% in 2016, tied with the lowest among provinces and below Canada’s at 7.0%.

Labour income has increased by 2.2% in the first nine months of 2016, below the 3.3% growth in 2015 and below the 2.4% increase in Canada.

Average weekly earnings in Manitoba are up 1.3% in the first nine months of 2016 compared to the same period last year, fourth among provinces and above Canada’s 0.4%.

Retail Sales

There are gains from health and personal care stores, and motor vehicle dealers have driven up retail sales by 5.2% in the first nine months of 2016, the third-highest increase among provinces and well above the 3.7% growth in Canada.

SECOND QUARTER REPORT	APRIL TO SEPTEMBER 2016

All retail categories are showing positive gains in 2016. Department stores, sporting goods, music and book stores, general merchandise stores, and furniture and furnishing store sales are among the other leading categories. With fuel prices remaining relatively stable, gasoline station retail sales have improved after a sharp decline in 2015.

Manufacturing

Since the sharp decline in oil and other commodity prices, manufacturing sales in Manitoba have been moderating. Total sales fell by 1.5% in 2015, the first decline since 2010 and have only increased by 0.7% through the first nine months of 2016.

Manufacturing sales are generally lower for chemicals, furniture and transportation equipment in 2016. Sales, however, remain strong for wood products and processed food products.

Manufacturing sales in Manitoba have averaged $17 billion on a 12-month moving average basis in September 2016.

Capital Investment

Investment in non-residential building construction turned around mid-year increasing by 5.9% in the second quarter and by 6.7% in the third quarter of 2016. This follows four consecutive quarterly declines.

Through the first three quarters of 2016, non-residential investment spending is down by 11.6%. Industrial sector non-residential investment spending has increased, while commercial sector spending and institutional and governmental investment are down during the same period. The decline in non-residential investment is reflected in the projected decrease in retail sales tax revenues.

Housing Market

Reflecting a balanced market for single detached houses, the declining trend in new construction was reversed in the second and third quarter of 2016, with more units being built this year compared to last year. The construction of multiple units (semi-detached, row-housing and apartment/ condominiums) continues to decline in 2016.

On a year-to-date basis, total housing starts are down by 8.3%, with a 10.7% increase in single detached units being offset by a 21.4% decline in multiple units.

MLS® sales for the Winnipeg region show an improvement in the number of transactions in 2016. On a year-to-date basis, sales are up by 7.0% in the region and are expected to potentially surpass the pre-recession record peak in annual sales from 2007.

International Merchandise Exports

In 2015, overall international exports moderated to 2.2% growth as strong sales to the U.S. were somewhat offset by reduced sales to non-US markets.

In the first ten months of 2016, the revisions to the monthly export sales information now show a 3.0% decline in overall international exports.

Exports are led by wood products, non-metallic mineral products, food products and transportation equipment. Sales are lagging in metal ores, energy products, mineral products, and machinery and equipment.

Due to a sharp decline in international shipments of oil and agricultural commodities, exports to the U.S. are down by 4.6% in 2016, the first decline since 2010.

SECOND QUARTER REPORT	APRIL TO SEPTEMBER 2016

Among non-U.S. markets, exports are up 2.0% to China, up 11.9% to Japan and up 2.2% to Mexico. Exports to Hong Kong and Germany are down by 38.8% and 38.7%, respectively, in 2016.

Agriculture

For the 2016 crop season, many crop producers changed their crop mix from barley, oats and wheat, to soybeans, corn and peas.

The crop season opened with an early spring and good precipitation levels for seeding. General weather conditions were good through the summer months with some localized crop losses due to extreme rainfall levels and wind conditions.

Production estimates from Statistics Canada indicate a slight decrease in the overall volume of the grain and oilseed harvest. However, the volume was relatively high compared to the 10-year historical average.

Soybean production has expanded significantly in Manitoba, increasing by 22% annually over the past decade. In 2016,

Manitoba set a new record for soybeans by harvesting 27% of the total Canadian output.

Peas (126%), rye (55%) and corn (19%) production was notably up in 2016, while oats (-16.8%), barley (-12.5%), canola (-7.8%) and wheat (-2.9%) production was down.

Commodity prices in agriculture remain under pressure in 2016. Wheat and canola prices have continued to decline in 2016, as grain inventories remain high from increases in global production. The lower value of the Canadian dollar is moderating the impact from low prices.

Lower feed costs and an improved pasture conditions in Texas and other cattle producing states, have increased supply of cattle and thereby lowered prices. Prices are expected to remain low in 2017.

Hog prices are expected to remain relatively stable over the near term as supply and demand conditions are more aligned, following the containment of the Porcine Epidemic Diarrhea virus in the hog sector.

Manitoba Outlook at a Glance

(per cent change unless noted)

	2015	2016f	2017f
Gross Domestic Product
Real	1.6	2.0	2.0
Nominal	2.7	3.0	3.9
Employment	1.5	-0.2	0.9
Unemployment Rate	5.6	6.0	5.9
Consumer Price Index	1.2	1.7	2.2
Population	1.2	1.7	1.1

f – Forecast

Sources: Statistics Canada, Manitoba Bureau of Statistics and Manitoba Finance Survey of Economic Forecasts (2016f-2017f)

SECOND QUARTER REPORT	APRIL TO SEPTEMBER 2016

Appendix I

2016/17 CORE GOVERNMENT REVENUE BY SOURCE

Thousands of Dollars

	Year-to-Date to September 30			Full Year
UNAUDITED	Actual	Estimated	Variance	Forecast	Budget[1]	Variance
Income Taxes
Individual Income Tax	1,676,686	1,676,524	162	3,338,761	3,338,761	—
Corporation Income Tax	337,860	337,421	439	529,016	529,016	—

Subtotal: Income Taxes	2,014,546	2,013,945	601	3,867,777	3,867,777	—

Other Taxes
Corporations Taxes	127,105	127,653	(548)	249,047	249,047	—
Fuel Taxes	167,373	164,736	2,637	321,150	321,150	—
Land Transfer Tax	50,069	49,235	834	83,736	83,736	—
Levy for Health and Education	222,382	223,927	(1,545)	467,614	472,614	(5,000)
Retail Sales Tax	1,164,737	1,184,844	(20,107)	2,315,330	2,325,330	(10,000)
Tobacco Tax	133,122	140,087	(6,965)	251,123	256,123	(5,000)
Other Taxes	4,987	4,424	563	10,392	9,591	801

Subtotal: Other Taxes	1,869,775	1,894,906	(25,131)	3,698,392	3,717,591	(19,199)

Fees and Other Revenue
Fines and Costs and Other Legal	27,922	27,796	126	54,578	53,574	1,004
Minerals and Petroleum	5,808	5,555	253	10,096	9,628	468
Automobile and Motor Carrier Licences and Fees	81,478	77,857	3,621	152,270	152,270	—
Parks: Forestry and Other Conservation	10,968	14,518	(3,550)	34,077	33,856	221
Water Power Rentals	59,459	57,894	1,565	112,587	107,722	4,865
Service Fees and Other Miscellaneous Charges	63,105	61,464	1,641	185,851	181,826	4,025
Revenue Sharing from SOAs	13,985	14,085	(100)	23,170	23,170	—

Subtotal: Fees and Other Revenue	262,725	259,169	3,556	572,629	562,046	10,583

Federal Transfers
Equalization	867,797	867,797	—	1,735,600	1,735,600	—
Canada Health Transfer (CHT)	651,814	651,815	(1)	1,306,936	1,303,600	3,336
Canada Social Transfer (CST)	241,223	241,224	(1)	483,365	482,400	965
Shared Cost and Other Transfers	68,421	63,681	4,740	298,797	322,955	(24,158)

Subtotal: Federal Transfers	1,829,255	1,824,517	4,738	3,824,698	3,844,555	(19,857)

Net Income of Government Business Enterprises (GBEs)
Manitoba Liquor and Lotteries Corporation	297,329	302,829	(5,500)	585,700	585,700	—

Total Revenue	6,273,630	6,295,366	(21,736)	12,549,196	12,577,669	(28,473)

1.	Budget figures are adjusted to include Enabling Appropriations.

SECOND QUARTER REPORT	APRIL TO SEPTEMBER 2016

Appendix II

2016/17 CORE GOVERNMENT EXPENDITURE BY SECTOR/DEPARTMENT

Thousands of Dollars

	Year-to-Date to September 30			Full Year
UNAUDITED	Actual	Estimated Variance		Forecast	Budget[1]	Variance
Health
Health, Seniors and Active Living	2,992,214	3,028,135	(35,921)	5,940,748	5,989,870	(49,122)

Education
Education and Training	1,369,924	1,383,153	(13,229)	2,743,084	2,738,200	4,884

Families
Families	952,683	959,650	(6,967)	1,950,963	1,929,614	21,349

Community, Economic and Resource Development
Agriculture	32,635	33,735	(1,100)	182,385	180,371	2,014
Growth, Enterprise and Trade	40,618	46,556	(5,938)	93,866	88,432	5,434
Indigenous and Municipal Relations	175,715	178,114	(2,399)	497,168	498,023	(855)
Infrastructure	305,189	302,595	2,594	625,873	625,873	–
Sustainable Development	80,276	78,906	1,370	143,547	143,638	(91)

Total Community, Economic and Resource Development	634,433	639,906	(5,473)	1,542,839	1,536,337	6,502

Justice and Other Expenditures
Legislative Assembly	29,811	29,816	(5)	57,188	57,707	(519)
Executive Council	4,333	3,770	563	6,164	6,164	–
Civil Service Commission	11,464	11,804	(340)	21,677	21,677	–
Employee Pensions and Other Costs	(2,254)	(1,787)	(467)	17,735	17,735	–
Finance	126,745	130,379	(3,634)	278,597	279,334	(737)
Justice	258,841	263,574	(4,733)	595,448	590,849	4,599
Sport, Culture and Heritage	36,260	38,254	(1,994)	67,609	67,609	–
Enabling Appropriations	—	—	—	15,834	15,834	–
Other Appropriations	17,046	19,594	(2,548)	47,223	56,700	(9,477)

Total Justice and Other Expenditures	482,246	495,404	(13,158)	1,107,475	1,113,609	(6,134)

Debt Servicing Costs	32,237	31,052	1,185	230,000	230,000	–

Total Expenditure	6,463,737	6,537,300	(73,563)	13,515,109	13,537,630	(22,521)

1.	Budget figures are adjusted to include Enabling Appropriations.

SECOND QUARTER REPORT	APRIL TO SEPTEMBER 2016

Appendix III

2016/17 CORE GOVERNMENT CAPITAL INVESTMENT BY DEPARTMENT

Thousands of Dollars

	Year-to-Date to September 30			Full Year
UNAUDITED	Actual	Estimated Variance		Forecast	Budget	Variance

Agriculture	–	–	–	250	250	–
Education and Training	–	–	–	500	2,173	(1,673)
Families	212	364	(152)	364	465	(101)
Finance	20,196	24,649	(4,453)	45,952	61,525	(15,573)
Health, Seniors and Active Living	14	150	(136)	1,202	1,202	–
Infrastructure	253,179	266,151	(12,972)	606,200	606,200	–
Justice	661	1,581	(920)	2,957	3,507	(550)
Sport, Culture and Heritage	–	–	–	205	205	–
Sustainable Development	2,792	4,994	(2,202)	11,895	15,044	(3,149)
Internal Service Adjustments	–	–	–	9,698	12,931	(3,233)

Total Capital Investment	277,054	297,889	(20,835)	679,223	703,502	(24,279)